BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

19 December 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 19 December 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

RECEIVED
Immediate Release – Sunday 18 December 2005 3 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA agrees acquisition of Budapest Airport

BAA plc (BAA), the world's leading airport company, today announces that it has signed a definitive agreement to acquire control of Budapest Airport ("the Airport"). BAA, via its wholly owned subsidiary, BAA International Holdings Limited (BAA International), has agreed to acquire 75%, minus 1 share, of Budapest Airport Rt ("the Company"), plus the 75-year asset management contract (AMC) and associated moveable assets, for a total cash consideration of £1.255 billion[1]. This will give BAA full operational and strategic control regarding the future development of the Airport. The transaction is expected to be completed by 23 December 2005 and does not require the approval of BAA shareholders or competition authorities.

Budapest Airport Rt is currently owned by the Hungarian State. The transaction is being conducted on behalf of the Hungarian State by the Állami Privatizációs és Vagyonkezelö Rt (ÁPV), the Hungarian Government's privatisation agency.

The acquisition of Budapest Airport is in line with BAA's strategy to develop its international airport interests and improve shareholder returns. The Airport will add to BAA's non UK price regulated airport operations, without the addition of significant risk. The Airport operates under a regulatory structure which encourages investment and growth. The regime will allow the Airport to keep all retail and commercial revenues. This acquisition will generate a shareholder return profile similar to that of BAA's other non-UK price regulated airport operations. On the basis of the 8% weighted average cost of capital (post tax nominal) applied in the valuation, the implied return to shareholders is in excess of 12%.

Mike Clasper, Chief Executive Officer, BAA, commented:
"I am delighted that BAA has been successful in its bid for Budapest Airport. In my view and that of the Board, the Airport has great potential and we will be able to deliver significant value for BAA investors as a result of this transaction. Budapest plays to all BAA's strongest attributes – it is a growing airport where our development, retail and property skills can all contribute. For us it is a perfect fit.

[1] BAA's bid is fixed and paid in Sterling and is equivalent to approximately HUF 464.5 billion, based on an exchange rate of HUF 370.224 to the pound Sterling.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

"Budapest is right in line with our international strategy, and we have won it at a fair price, reflecting the true value to BAA of the assets involved, rather than any wider strategic benefits. We have done our homework thoroughly and we have a management team standing by and ready to go."

Marcus Agius, Chairman of BAA, commented:
"Budapest Airport is an excellent opportunity to increase the scale, and contribution, of our international activities. We are excited by the very real prospects for growth of Budapest Airport and are delighted to welcome the management and employees of Budapest Airport to the BAA Group. I have no doubt that it will prove a great investment for our shareholders and will provide a significant contribution to the long-term success of BAA."

Budapest Airport is one of the fastest growing airports in Europe and is expected to handle around 7.8 million passengers in 2005, compared with 6.5 million passengers last year, which represents a rate of growth of over 20% for the year. In the year ending 31 December 2005, Budapest Airport is expected to generate earnings before interest, tax, depreciation and amortisation (EBITDA) of €68 million (2004: €61 million).

BAA expects traffic growth at Budapest Airport to continue. In addition, there are significant opportunities to develop the Airport's commercial and property revenues. BAA expects to deliver substantial benefits (both revenue enhancements and operational efficiencies) and that these benefits will result in Budapest Airport's EBITDA more than doubling by 2011, the end of the initial price regulation period, which commences 1 January 2006, to approximately €148 million.

The financial structure of the acquisition provides flexibility and optimises the required balance between maximising cash returned to BAA entities, minimising the cost of funding, maintaining tax effectiveness and managing potential currency related volatility. Under the structure of the acquisition, 99% of total distributions by the Company will be to BAA entities. These distributions will be subsequently lent up, distributed as dividends or distributed as redeemed equity to BAA plc to service the acquisition debt.

The total cash consideration of £1.255 billion[1], comprises:

	£ million
75%, minus 1 share, equity in the Company	162
100% acquisition of 75-year AMC	1,052
Moveable assets	41
Total cash consideration	**1,255**

The enterprise value, comprising 100% equity in the Company, moveable assets and 100% of the AMC, can be reconciled as follows:

	£ million
Total cash consideration	1,255
Estimated existing net debt - to be refinanced	53
25%, plus 1 share, minority interest in the Company	54
Enterprise value	**1,362**

ÁPV will initially retain a 25%, plus 1 share, holding in the Company. The Hungarian Government has an option[2] to put these shares to BAA any time prior to 31 December 2011, subject to the passing of an Act of Parliament.

The acquisition will be financed with funds from a bank facility, specific to the transaction. BAA intends to refinance this facility in the debt capital markets.

Profit before tax in the year ended 31 December 2004 was €48 million and the Company had gross assets as at 31 December 2004 of €346 million. It is estimated that the Company had net assets as at 30 September 2005 of around €75 million. This excludes the value of the AMC.

Chris Woodruff, currently Director of Operations, BAA International, supported by a team selected from BAA's senior management, will be based in Budapest to direct the business and ensure that BAA's business plan is delivered.

[1] BAA's bid is fixed and paid in Sterling and is equivalent to approximately HUF 464.5 billion, based on an exchange rate of HUF 370.224 to the pound Sterling.

[2] The put option is exercisable at a price equivalent to the price paid per share for the 75%, minus 1 share stake, increased at 11.5% per annum compounded semi-annually.

Acquisition Rationale and Benefits

There is a clear strategic fit between BAA's international strategy and the opportunity at Budapest Airport, making the acquisition extremely attractive.

BAA operates two models internationally:

1. Strategic equity stake, plus airport management contract – for example in Naples, Italy and Melbourne, Australia; and
2. Airport retail management contract, with minimal capital invested – for example in Boston, Pittsburgh and Baltimore in the United States of America.

The structure of the acquisition ensures that BAA has both strategic and operational control of the Airport and associated infrastructure, in line with its model of taking a strategic equity stake plus the airport management contract.

The opportunity at Budapest Airport is aligned with BAA's core competitive advantages, making it a compelling acquisition. There is significant opportunity to:

- develop passenger and cargo traffic at the Airport;
- develop the Airport's retail, commercial and property revenues;
- improve the utilisation and increase the capacity of the assets; and
- build fit for purpose, value for money Airport facilities to meet expected future passenger demand.

In addition, the regulatory framework is positive, based on an RPI-x price cap formula between 2006 and 2011, and light touch regulation thereafter, with all commercial revenues being retained for the benefit of shareholders.

Hungary has a stable political and legal framework. It is part of the fastest growing economic zone in Europe, with strong long-term economic growth prospects. Having joined the EU in May 2004, Hungary is expected to join the Euro single currency in 2010 to 2012. The strong economic development of Hungary, coupled with an active route development strategy, is expected to deliver continued strong traffic growth at Budapest Airport.

Budapest Airport is the main international airport in Hungary. Hungary currently has a population of over ten million people, over six million of whom live within a two hour drive of Budapest Airport.

Low cost carriers have been significant drivers of growth at the Airport over the last few years. As a result, the dependence on Malév, the Hungarian flag carrier, for route development and traffic growth, has declined with the airline now accounting for 44% of passengers in 2004 (2003: 50%).

A comprehensive due diligence exercise has been carried out, involving over 40 of BAA's most senior experts over the last six months. Where required the opinions of local and technical experts were also considered. All the information gathered during the due diligence process fed into the formation of the business plan, which has formed the foundation of the discounted cash flow model used by BAA to value the business.

Financial Details of the Acquisition

BAA has agreed to pay £1.255 billion[1] in cash for 75%, minus 1 share, of the Company and the 75-year AMC. In addition to the total cash consideration, BAA has committed €261 million to capital improvements at the Airport between 2006 and 2011. The scale of this capital commitment was derived from detailed plans developed by BAA to improve the operational efficiency and capacity and the commercial opportunities at the Airport.

The associated funding requirement will be met by a €2.25 billion acquisition facility. The facility will cover the acquisition cost, capital investment, working capital and liquidity, plus refinancing of existing Budapest Airport facilities. BAA intends to refinance the acquisition facility through the debt capital markets. The preferred market, maturity and timing will depend on conditions closer to launch.

Allowing for the acquisition of Budapest Airport and the development of a second runway and related infrastructure at Stansted Airport "Generation 2", the Group's net debt is expected to peak at around £8 billion in 2012/13. This assumes BAA commences the four-year build programme for Phase 1 of Generation 2 in 2009/10 (the earliest date possible) but does not take into consideration the potential development of Heathrow East.

BAA has a demonstrable and successful track record of managing comparable airports. Through the application of BAA's skills and experience in asset utilisation and development, retailing, commercial and property operations, combined with the growth prospects of the Hungarian economy and airport traffic, BAA is expecting significant and sustained growth in the earnings from Budapest Airport over the short and medium-term. However, the acquisition is expected to modestly

[1] BAA's bid is fixed and paid in Sterling and is equivalent to approximately
HUF 464.5 billion, based on an exchange rate of HUF 370.224 to the pound Sterling.

dilute earnings per share (by approximately 4% pre-amortisation and exceptionals) in 2006/07, improving thereafter and earnings enhancing from 2011.

The appendix of this announcement sets out further information regarding the financial and operational profile of the Company, BAA's business plan for the Airport and the exchange rates used throughout this announcement.

Budapest Airport

Budapest Airport Rt manages Budapest Ferihegy International Airport. The Airport has an offset parallel runway system, with both runways over 3,000 metres long, fully independent and separated by 1,600 metres. The current peak utilisation of the runway system, of around 40 air transport movements (ATMs) per hour, is significantly below the estimated capacity.

The Airport has three terminals:

- Terminal 1 is the Airport's original terminal, first opened in 1950. It has recently been closed for re-development and was re-opened in October this year. This terminal primarily serves low cost and charter airlines.

- Terminal 2A was completed in 1985 and upgraded in 2003. Traditionally, it has been exclusively used by Hungary's national airline, Malév, but in Summer 2005 14 airlines were relocated to Terminal 2A alongside Malév.

- Terminal 2B was completed in 1998 and was built to a similar design to Terminal 2A.

Budapest Airport's revenues are derived from two activities:

1. *Aeronautical* - the aeronautical revenue streams include charges for passengers, cargo and the provision of security. The airport is currently experiencing significant growth in passenger volumes, one of the highest of any capital city airport in Europe. Traffic growth was over 28% in 2004 (6.5 million passengers) and a 21% rise is expected in 2005 (7.8 million passengers). In 2005, around 63% of the Company's revenue is expected to come from aeronautical charges (currently charged in Euros).

BAA

2. *Commercial* – the Airport's commercial activities include:

   - Leasing of terminal commercial space
   - Real estate management
   - Advertising
   - Car parking
   - Minibus service
   - Aircraft fuelling
   - Ground handling
   - Passenger handling
   - Aircraft handling
   - Cargo logistics

   In 2005, around 37% of the Company's revenue is expected to come from the commercial activities listed above.

   BAA believes there is significant opportunity to develop the commercial revenues of the business. However, it is planning to review and possibly dispose of those operations not considered critical to the delivery of its business plan for the Airport, specifically the minibus and ground handling businesses.

Advisers

Rothschild acted as primary financial adviser to BAA plc and BAA International. NewSmith Financial Solutions Limited and CA-IB Corporate Finance also acted as advisers to BAA plc and BAA International.

Reczicza White & Case acted as legal adviser, PricewaterhouseCoopers acted as accounting adviser and ERM acted as environmental adviser to BAA plc and BAA International.

UBS and Hoare Govett Limited are joint corporate brokers to BAA plc.

Institutional Investor and Analyst Briefings

A presentation and live webcast for analysts and institutional investors in association with this announcement will take place tomorrow, Monday 19 December 2005. The presentation will be hosted by Mike Clasper (Chief Executive Officer, BAA) and Margaret Ewing (Chief Financial Officer, BAA):

Date: Monday, 19 December 2005

Time: 8:30am for 9:00am start (GMT)

Venue: City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP

If you wish to attend the presentation, please ensure you bring a business card as identification to comply with security requirements.

For overseas analysts and institutional investors:

A conference call for institutional investors and analysts in association with this announcement will take place tomorrow, Monday 19 December 2005. The conference call will be hosted by Mike Clasper (Chief Executive Officer, BAA) and Margaret Ewing (Chief Financial Officer, BAA):

Date: Monday, 19 December 2005

Time: 3:00pm (GMT)

Dial-in details	
UK free phone number:	0800 073 8942
US toll free number:	1866 776 2899
International dial in:	+44 (0)1452 542 566
Replay details	
Replay access number:	3238343#
UK dial in number:	0800 953 1533
US toll free number:	1866 247 4222
International dial in:	+44 (0)1452 550 000

A pre-recorded interview with Mike Clasper, Chief Executive Officer, BAA, and Chris Woodruff, Director of Operations, BAA International, will be available from 7.00am (GMT) on Monday, 19 December 2005 on BAA's website – www.baa.com/budapest.

An archived webcast of Monday's presentation, including speeches and the question and answer session, will be available on BAA's website – www.baa.com/budapest

- Ends -

Media enquiries: Mark Mann / Duncan Bonfield, BAA plc
Tel +44 (0)20 7932 6654

City enquiries: Sarah Hunter / Duncan Bonfield, BAA plc
Tel +44 (0) 7876 398 263
Tel +44 (0)20 7932 6692

BAA

Appendix

Financial and operational profile of Budapest Airport

	2002A	2003A	2004A	2005E	2005E €m
Total passengers (m)	4.48	5.02	6.45	7.79	
Growth %		*12%*	*28%*	*21%*	
Total revenue (HUF bn)	25.742	28.440	32.963	39.299	159
Growth %		*10%*	*16%*	*19%*	
Cash operating costs (HUF bn)	14.585	16.881	17.539	22.568	91
As a % of revenue	*57%*	*59%*	*53%*	*57%*	
EBITDA (HUF bn)	11.157[1]	11.558[1]	15.424[1]	16.731	68
EBITDA per passenger (HUF)	2,490[1]	2,302[1]	2,391[1]	2,148	€8.68

Summary of BAA's plan (nominal) for the first 15 years of ownership of Budapest Airport

	2004A	2005E	2007P	2009P	2011P	2020P
Passenger (m)	6.5	7.8	9.4	10.7	12.0	19.4
Aero revenue / passenger (€)	12.2	12.7	11.5	11.1	10.9	10.2
Commercial revenue / passenger (€)	8.1	7.6	5.3[2]	8.1	8.6	10.3
EBITDA (€ m)	61[1]	68	77[2]	124	148	273

BAA's passenger projections for Budapest Airport are lower than those of the current management of the Airport and are at the lower end of the regulatory framework assumption.

In addition, BAA's financial projections assume:

- a continually declining level of airport tariffs in real terms; and
- an improvement in operational efficiency and productivity.

All estimates ('E') and projections ('P') used in this announcement are calculated by BAA. These are not the Airport management's estimates and projections.

---

[1] BA Rt management adjusted EBITDA excludes certain non-cash and non-recurring expenses

[2] BAA's financial projections assume the disposal of the minibus and ground handling businesses, at a value neutral price in 2007. This impacts commercial revenue and EBITDA forecasts.

Exchange rates used:

Average HUF / Euro exchange rate

2005	247.50
2004	251.80
2003	253.50
2002	242.90

Notes to Editors:

About BAA plc

BAA is the world's leading airport company and the largest listed airport operator, with a market capitalisation of approximately £7 billion. Our continued innovation in management, engineering, commercial partnerships, finance and, above all, in customer service, work to keep us at the forefront of our industry.

BAA owns and operates seven UK airports: Heathrow (and the associated Heathrow Express rail link); Gatwick; Stansted; Glasgow; Edinburgh; Aberdeen; and Southampton. BAA actively manages the commercial facilities at its UK airports, including shops, restaurants, bars, bureaux de change, car hire and car parks through its appointed concessionaires and managers. It also owns and operates the duty-free shops and specialist shops at its UK airports through World Duty Free Europe Ltd, its wholly owned subsidiary.

BAA also currently owns and/or operates in eleven international airports (excluding Budapest Airport), four in the United States, six in Australia and one in Italy. BAA uses a range of contractual arrangements overseas, normally involving a long term airport management contract and an equity stake or a master retail developer and management role.

Through BAA Lynton and the Airport Property Partnership (BAA's joint venture with Morley Fund Management), BAA is involved in the ownership and development of airport related office, cargo warehousing and hotel facilities. BAA Lynton acts as asset manager for Airport Property Partnership, as well as providing asset management and development expertise to the Group.

BAA's Group revenue and operating profit for the year ended 31 March 2005 totalled £2,115 million (2004: £1,970 million) and £672 million (2004: £616 million) respectively.

In the year ending 31 March 2005, BAA handled over 141 million passengers at its UK airports and served over 40 million passengers through its international airport operations.